FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                         THERMOGENESIS CORP                   (Check all applicable)
                                                             ("KOOL")                          x   Director          -- 10% Owner
                                                                                               --  Officer           -- Other
                                                                                                 (give title below)  (specify below)
 Huckel,      Hubert
-----------------------------------------   -------------------- --------------------        --------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.            4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
                                            Person, if an             7/2001
 C/O THERMOGENESIS CORP                     Entity                -------------------
 3146 GOLD CAMP DRIVE                       (Voluntary)
---------------------------------------
(Street)                                        --                                          7.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        X  Form filed by one Reporting Person
                                                                      (Month/Year)           -- Form filed by More than One
RANCHO CORDOVA,         CA      95670                                     N/A                    Reporting Person
--------------------------------------       -----------------------------------------
(City)         (State)          (Zip)


          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/



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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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  Title   / Conversion/ Trans- / Trans- / Number of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      / (Instr. /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /    5)   /Benefic-/ (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /           /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /           /
          /           /        /------------------------------------------------------/         /end of  /            /           /
          /           /        /Code/ V /  (A) / (D)/ Date   /  Expir-/ Title/Amount  /         / Month  /            /           /
          /           /        /    /   /      /    / Exer-  /  ation /      / of     /         /(Instr. /            /           /
          /           /        /    /   /      /    / cisable/  Date  /      /shares  /         /   4)   /            /           /
====================================================================================================================================
Options to   $2.16     July 27,  A    V  25,000      July 27, July 27, Common 25,000     --      85,000        D           N/A
 Purchase               2001                           2001     2006   Stock
  Common
  Stock
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Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



                                 /s/ HUBERT HUCKEL                     08/10/01
                                 --------------------------------    -----------
                                     Hubert Huckel                       Date
                                **Signature of Reporting Person




Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.